1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 14, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Extraordinary General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on 30 January 2008 for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions.

ORDINARY RESOLUTION

“THAT:

(a)	the terms of the Acquisition Agreement entered into between Heze Neng Hua and the Parent Company for the Acquisition, a copy of which has been produced to the meeting marked “A” and signed by the chairman of the meeting for identification purposes, and all the transactions contemplated therein, are hereby approved and confirmed; and

(b)	the execution of the Acquisition Agreement by the directors of the Company be and is hereby approved, confirmed and ratified and the directors of the Company (or any one of them) be and are hereby authorized on behalf of the Company to do all such acts and things, to sign and execute all such further documents and to take such steps as the directors of the Company (or any one of them) may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreements or any of the transactions contemplated thereunder and all other matters incidental thereto;

(c)	for the purpose of this resolution:

“Acquisition” means the acquisition of the mining rights of Zhaolou Coal Mine by Heze Neng Hua from the Parent Company;

“Acquisition Agreement” means a conditional agreement dated 4 December 2007 entered into between Heze Neng Hua and the Parent Company in relation to the acquisition of the mining rights of Zhaolou Coal Mine by Heze Neng Hua from the Parent Company;

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“Heze Neng Hua” means (Yanmei Heze Neng Hua Company Limited), a company with limited liability incorporated under the laws of the People’s Republic of China and a non wholly-owned subsidiary, whose 95.67% equity interests is held by the Company; and

“Parent Company” means Yankuang Corporation Group Limited, a wholly State-owned enterprise and a controlling shareholder of the Company holding 52.86% of the total share capital of the Company.”

SPECIAL RESOLUTION

“THAT:

The fourth item of Article 158 of the Company’s articles of association which reads:

“With the consent of all the independent directors, the independent directors may engage external auditors and consultants independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be borne by the Company”

be amended to read as:

“With the consent of half or more of the total members of independent directors, the independent directors may engage external auditors and consultants independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be borne by the Company”.”

By Order of the Board
Wang Xin
Chairman

Zoucheng, Shandong, PRC, 14 December, 2007

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 31 December, 2007 are entitled to attend the Extraordinary General Meeting after completing the registration procedures for attending the Extraordinary General Meeting.

(B)	Holders of H shares, who intend to attend the Extraordinary General Meeting, must deliver the completed reply slips for attending the Extraordinary General Meeting to the Office of the Secretary of the Board no later than 9 January, 2008. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

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Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Extraordinary General Meeting and despatch copies of Extraordinary General Meeting admission cards to shareholders by post or by facsimile. When attending the Extraordinary General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Extraordinary General Meeting admission cards for the original Extraordinary General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Extraordinary General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 1 January 2008 to 30 January, 2008, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Extraordinary General Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. 31 December, 2007.

Hong Kong Registrars Limited’s address is as follows:

17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	Shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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